FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                       HSBC HOLDINGS PLC - BOARD CHANGES

Jose Francisco Gil Diaz has, for personal reasons, resigned as a Director of HSBC Holdings plc with effect from 5 March 2007.

There is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong.

The Board of Directors of HSBC Holdings plc as at the date of this advertisement are:
Stephen Green, Baroness Dunn*, Sir Brian Moffat+, M F Geoghegan, Lord Butler+,
R K F Ch'ien+, J D Coombe+, R A Fairhead+, D J Flint, W K L Fung+, S Hintze+,
J W J Hughes-Hallett+, Sir Mark Moody-Stuart+, G Morgan+, S W Newton+,
S M Robertson+, H Sohmen* and Sir Brian Williamson+.

* Non-executive Director
+ Independent non-executive Director

Note to editors:
HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 82 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$1,861 billion at 31 December 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  05 March 2007